

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
Omar Hussain
President and Chief Executive Officer
Imprivata, Inc.
10 Maguire Road, Building 1, Suite 125
Lexington, MA 02421

> **Re: Imprivata, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 4, 2014**
> **CIK No. 0001328015**

Dear Mr. Hussain:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 13, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus summary</u>

1.   Please disclose the concentration of ownership after giving effect to this offering.

<u>Risk factors, page 11</u>

2.   You added on page F-9 that "[s]ignificantly all of the assets of the Company are pledged as collateral." Please tell us what consideration you gave to including a risk factor highlighting the risk to investors from this arrangement.

<u>Our Imprivata Cortext solution depends upon a third-party service provider…, page 23</u>

3.   You state in your response to prior comment 7 that a termination of the agreement with your third-party data service provider "would not result in a material adverse effect." Your disclosure on page 23, however, states that an interruption in service by the third-party data service provider would "have a material adverse effect on our brand and out business." Please reconcile these statements.

<u>Management's discussion and analysis of financial condition and results of operations</u>

<u>Overview, page 43</u>

4.   We note your added disclosure on page 43 in response to the first bullet point in prior comment 10. Please balance your statement that "non-healthcare customers also continue to purchase from [you]" by indicating that sales to new non-healthcare customers have been decreasing.

5.   Regarding your response to prior comment 11, please revise the first paragraph on page 43 to disclose the actual amounts of revenue instead of an approximation. In addition, tell us what consideration you gave to:
   •   Separately disclosing the amount of revenue from software maintenance renewals and professional services; and
   •   Disclosing information for 2011 for each of the three sources of revenue.

<u>Backlog, page 45</u>

6.   We note your response to prior comment 12. Explain in greater detail why such disaggregation would not be meaningful. In this regard, explain why disclosing the amount of backlog that relates to maintenance that could extend over one year would not aid an investor in evaluating when the backlog would become revenue. Since maintenance backlog includes renewal and extends over one year, it appears that this information would be meaningful. Alternatively, consider qualitatively indicating the amount of maintenance included in the backlog amount.

<u>Results of operations, page 47</u>

7.   We note your response to prior comment 13. Tells what consideration you gave to disclosing the average sales price and the number of devices and servers sold in each reporting period. In addition, consider disclosing that service revenue classified within maintenance and services revenue is less than ten percent in order for an investor to evaluate this line item.

Business

Customers, page 74

8.   It is unclear from your revisions in response to prior comment 16 whether your government contracts are subject to renegotiation or cancellation unilaterally by the government. Please clarify.

Compensation committee interlocks and insider participation, page 85

9.   Regarding your cross-reference in response to prior comment 23, please expand your discussion under the interlocks heading to provide a description of the transactions that result in an interlock and which you only cross-reference.

Notes to consolidated financial statements

2. Summary of significant accounting policies

(h) Revenue recognition, page F-12

10.   We note your response to prior comment 31. Explain in greater detail why you believe that the software and hardware do not function together to deliver the product's essential functionality. Describe the instances and frequency of when the device is sold without the software. Indicate whether a customer can utilize the device with third-party software. In additional, describe why you believe that the hardware server is a mechanism to deliver your software. Explain how you concluded that the server does not substantially contribute.

11.   We note your response to prior comment 32. Please clarify how your accounting convention is applied to arrangements that include both software and non-software deliverables.   In this regard, clarify whether there is a difference between applying your accounting convention and the relative selling price method.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Kenneth J. Gordon, Esq.
       Goodwin Procter LLP